Filed Pursuant To Rule 433
Registration No. 333-167132
August 4, 2010
The ETF Landscape March 2010

Making Sense of the Exchange Traded Landscape

US ETF Growth in Assets and Funds Assets as of March 31, 2010 There are now 863 ETFs with approximately $806 billion in assets 90 new ETFs launched in 2009 and another 44 have launched so far this year Assets continue to grow +240% since 2004, +51% since 2008. Source: SSgA Strategy & Research, Bloomberg, as of 03/31/2010

The Exchange Traded Landscape Greater Diversification of Investment Choices Diversification of ETF Market Source: State Street, Bloomberg, as of 03/31/2010

US Fixed Income ETF Growth in Assets and Funds Assets as of March 31, 2010 There were 6 fixed income ETFs at the end of 2006 42 launched in 2007 There are now 92 fixed income ETFs with approximately $113 Billion in assets Bond ETFs represent 13.1% of total ETF assets 71% asset growth in 2007 62% asset growth in 2008 78% asset growth in 2009 10% asset growth YTD 2010 Source: SSgA Strategy & Research, Bloomberg, as of 3/31/2010

Where Has the Growth Been? Size, international, and sector categories have had the greatest increase in assets YTD. Fixed income and sector categories have had the greatest cash inflows. # OF ETFs Assets ($M) Assets Change Asset Change YTD Cash Flow (% ) ($MM) CATEGORY Size 36 192,706 16,147 9.1 (10,494.4) International 150 187,720 14,687 8.5 395.6 Fixed Income 92 111,315 4,468 4.2 9,754.8 Sector 119 81,563 8,628 11.8 3,984.4 Style 53 69,271 5,704 9.0 1,236.8 Commodity 25 66,012 267 0.4 (726.2) I nverse/Leveraged 145 29,839 (446) 1.5 734.8 Broad 13 20,303 1,413 7.5 332.9 Dividend/Fundamental 86 18,133 2,014 12.5 2,186.0 Specialty 95 16,364 1,191 7.8 1,462.4 Global 29 6,664 371 5.9 274.3 Currency 20 6,268 (288) 4.4 (1,343.7) Totals 863 806,157 54,156 7.2 7,797.7 Source: SSgA Strategy & Research, Bloomberg, NSX, as of 03/31/2010

Catalysts for Future Growth 1. Diversification owning a basket of stocks in single trade 2. Trading flexibility the ability to trade on an exchange throughout the day 3. Low expenses average expense ratio of large cap core ETFs is 0.24% 4. Tax efficiency* a result of the creation/redemption process and limited turnover 5. Liquidity SPY traded an average of more than 245 million shares per day in 2009. ETFs accounted for more then 30% of equity dollar volume in 2009 6. Transparency knowing exactly what you own a daily basis 7. Short selling the ability to sell shares short Source: Bloomberg, Arcavision, Morningstar Direct, SSgA Strategy & Research as of 12/31/09 Diversification does not ensure a profit or guarantee against loss. Frequent trading of ETF’s could significantly increase commissions and other costs such that they may offset any savings from low fees or costs. The use of short selling entails a high degree of risk, may increase potential losses and is not suitable for all investors. Please assess your financial circumstances and risk tolerance prior to short selling. Information represented does not constitute legal, tax, or investment advice. Investors should consult their legal, tax, and financial advisors before making any financial decisions. *Passive management and the creation/redemption process can help minimize capital gains distributions.

Index Construction Several different index weighting schemes have emerged that diverge from their more traditional market capitalization weighted counterparts Index Weighting Scheme Description Examples ETFs Market Capitalization Stocks are weighted S&P 500, S&P Midcap SPY, MDY, IWM by their 400, Russell 1000 representative market capitalization. Price Weighted Stocks weight by DJIA, DJTA DIA their respective price per share Fundamentally Weighted Respective S&P High Yield SDY companies weighted Dividend by fundamental Aristocrats Index, characteristics FTSE/RAFI US 1000 such as dividends, Index revenue or earnings Equal Weighted All component S&P Homebuilders XHB, KBE stocks receive the Index, KBW Bank same weighting Index

A View on Two China ETFs ETF Characteristic SPDR S&P China iShares FTSE/Xinhua China 25 Ticker GXC FXI Expense Ratio 0.59% 0.74% Index Membership Publicly traded companies 25 of the largest Chinese companies in China with a market cap 100 million Index Holdings 337 25 ETF Holdings 113 26 % Large Cap (> $10b) 68.87 98.23 % Mid Cap ($2b $10b) 28.61 1.72 % Small Cap (< $2b) 2.52 2009 Avg. Daily $ Volume (000) $8,969 $642,586 March Avg. Bid/Ask Spread $0.06 $0,01 Net Assets ($Mil) $562 $7,982 Source: Bloomberg, FactSet, NYSE Arcavision, SSgA Strategy & Research, As of 3/31/2010

Common Institutional ETF Uses Application Objective ETF Solution Cash Equitization Remain fully invested ETFs are an attractive alternative solution while maintaining to futures due to their transparency, lack of liquidity. documentation and roll slippage. Liquidity Increase liquidity in Use SPDR ETFs for a given percentage of Management overall asset allocation each asset class to provide a liquidity without changing buffer across the asset allocation. allocation. Transitions Maintain market exposure Invest proceeds of a manager liquidation in while searching for a new a SPDR ETF until new manager has been manager. selected. Rebalancing Increase the speed and SPDR ETFs can make rebalancing more efficiency of rebalancing efficient than moving assets from illiquid across the asset managers. allocation. Asset Class Establish exposure to a SPDR Gold Shares (GLD) is the most Exposure: Gold certain market segment liquid, cost effective means of establishing such as gold. exposure to physical gold bullion. Asset Allocation Strategic or tactical asset SPDR ETFs represent virtually every asset allocation, esp. for class and offer efficient vehicles for smaller institutions. implementing a short term outlook.

Disclosure For Investment Professional Use Only ETFs trade like stocks, are subject to investment risk and will fluctuate in market value. Although the statements of fact and data in this presentation have been obtained from, and are based upon, sources believed to be reliable, SSgA does not guarantee their accuracy, and any such information may be incomplete or condensed. All opinions included in this presentation constitute the judgment of SSgA as of the date of this report and are subject to change without notice. Shares of the State Street ETFs are not insured by the FDIC or by another governmental agency; they are not obligations of the FDIC nor are they deposits or obligations of or guaranteed by State Street Bank and Trust Company. State Street ETFs are subject to investment risks, including possible loss of the principal invested. The trademarks and service marks contained herein are the property of their respective owners. Third party data providers make no warranties or representations of any kind relating to the accuracy, completeness or timeliness of the data provided and not have liability for damages of any kind relating to such data. In general, fund shares can be expected to move up or down in value with the value of the applicable index. Although shares may be bought and sold on the exchange through any brokerage account, shares are not individually redeemable from the Fund. Investors may acquire shares and tender them for redemption through the Fund in Creation Unit Aggregations only, please see the prospectus for more details. “SPDR®” is a registered trademark of Standard & Poor’s Financial Services LLC (“S&P”) and has been licensed for use by State Street Corporation. No financial product offered by State Street Corporation or its affiliates is sponsored, endorsed, sold or promoted by S&P or its Affiliates, and S&P and its affiliates make no representation, warranty or condition regarding the advisability of buying, selling or holding units/shares in such products. Standard & Poor’s®, S&P®, SPDR®, S&P 500® and Select Sector SPDRs® are registered trademark of Standard & Poor’s Financial Services LLC and have been licensed for use by State Street Corporation. Foreign investments involve greater risks than U.S. investments, including political and economic risks and the risk of currency fluctuations, all of which may be magnified in emerging markets. y a

Disclosure (cont’d) SSgA® Funds is a service mark of State Street Corporation Prior to December 19, 2008, the SPDR Barclays Capital ETFs were known as SPDR Lehman ETFs, excluding SPDR Barclays Capital TIPS. Distributor: State Street Global Markets, LLC, member FINRA, SIPC, a wholly owned subsidiary of State Street Corporation. References to State Street may include State Street Corporation and its affiliates. Certain State Street affiliates provide services and receive fees from the SPDR ETFs. ALPS Distributors, Inc., a registered broker dealer, is distributor for SPDR shares, MidCap SPDRs and Dow Diamonds, all unit investment trusts and Select Sector SPDRs. Before investing, consider the funds investment objectives, risks, charges and expenses. To obtain a prospectus or summary prospectus which contains this and other information, call 1 866 787 2257 or visit www.spdrs.com. Read it carefully. Exp. Date 7/20/2010 SR 0748

First issued: May 17, 2010. This Free Writing Prospectus is being filled in reliance on Rule 164(b).
SPDR® GOLD TRUST has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1 866 320 4053 or contacting State Street Global Markets, LLC, One Lincoln Street, Attn: SPDR® Gold Shares, 30th Floor, Boston, MA 02111.